Filed by LMF Acquisition Opportunities, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  LMF Acquisition Opportunities, Inc. (Commission File No. 001-39927)

SeaStar Medical Reports First Successful Treatment of Pediatric Patient with Hemophagocytic Lymphohistiocytosis (HLH) and Multi-Organ Failure with its SCD

Case report published in peer-reviewed journal, Pediatric Nephrology

DENVER, CO and TAMPA, FL, August 1, 2022 – SeaStar Medical, a medical technology company developing proprietary solutions to reduce the consequences of hyperinflammation on vital organs, and LMF Acquisition Opportunities, Inc. (NASDAQ: LMAO) (LMAO), a special purpose acquisition company, today announced that SeaStar Medical’s novel Selective Cytopheretic Device (SCD) was successfully used in a pediatric patient with hemophagocytic lymphohistiocytosis (HLH), a dysregulated immune disorder in children associated with Epstein Barr virus (EBV), the virus that causes mononucleosis. In its most severe form, HLH presents with signs and symptoms of hyperinflammation that can progress to multiorgan failure with life-threatening consequences. This is the first case of SCD therapy in a pediatric patient with HLH and multiorgan failure.

The patient was a 22-month-old child, weighing 14 kg (approximately 31 lbs) who presented with a fever, abdominal distension and signs of hyperinflammation (an excessive and unrelenting inflammatory response that cascades to a cytokine storm and multiorgan dysfunction). The patient developed acute kidney injury (AKI) and was entered into a clinical trial to study the SCD for immunomodulatory dysregulation in pediatric AKI patients between 10 kg and 20 kgs. The patient received SCD therapy for four days, resulting in normalization of sepsis and inflammation markers. Once the patient stabilized and recovered, a bone marrow stem cell transplant was successfully conducted, and the patient reported normal kidney function eight months later.

“The SCD treatment helped to mitigate the excessive activation of the effector cells that caused the hyperinflammation, in order to stabilize the patient,” said the treating physician and lead author of the case report, Stuart Goldstein, MD, Director of the Center for Acute Care Nephrology at Cincinnati Children’s Hospital. “This allowed the patient to recover and heal, which was critical for the patient’s next step in care.”

The patient’s case report, “Use of extracorporeal immunomodulation in a toddler with hemophagocytic lymphohistiocytosis and multisystem organ failure,” was published in the peer-reviewed journal, Pediatric Nephrology, on July 23, 2022.

“We are proud to see how our SCD is helping young, critically ill patients,” said Eric Schlorff, Chief Executive Officer of SeaStar Medical. “The promising results from this case report builds upon our growing data sets that show how the SCD therapy can be insult agnostic, helping in bacterial, viral, surgical or trauma conditions, and effective in helping the body return to a reparative, healing state, without immunosuppression.”

About the Selective Cytopheretic Device (SCD)

The Selective Cytopheretic Device (SCD) is a medical device that employs immunomodulating technology to selectively target pro-inflammatory neutrophils and monocytes during CRRT and remove the cytokine storm that causes inflammation, organ failure, and possible death in critically ill patients. The device works with hemofiltration systems to enable precise fluid and solute balance control to selectively target and transition pro-inflammatory monocytes to reparative and promote activated neutrophils to be less inflammatory. This unique immunomodulation approach may reverse injury and eliminate the need for CRRT going forward.

The SCD is currently under review by the U.S. Food and Drug Administration (FDA) for Humanitarian Device Exemption (HDE) for use of the Selective Cytopheretic Device (SCD) for critically ill children over 20 kg with acute kidney injury (AKI) under a Humanitarian Device Exemption (HDE). Dr. Goldstein serves as a consultant to SeaStar Medical for this application to the FDA.

About SeaStar Medical, Inc.

Denver-based SeaStar Medical is a privately-held medical technology company that is focusing on redefining how extracorporeal therapies may reduce the consequences of excessive inflammation on vital organs. SeaStar Medical’s novel technologies rely on science and innovation to provide life-saving solutions to critically-ill patients. It is developing and commercializing extracorporeal therapies that target the effector cells that drive systemic inflammation, causing direct tissue damage and secreting a range of pro-inflammatory cytokines that initiate and propagate imbalanced immune responses. For more information visit http://www.seastarmedical.com/ or visit us on LinkedIn or Twitter.

About LMF Acquisition Opportunities, Inc.

LMF Acquisition Opportunities, Inc. (Nasdaq: LMAO) is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. LMAO is led by Bruce M. Rodgers, Chief Executive Officer and Chairman of the Board. For more information, visit www.lmfacquisitions.com.

As previously announced, SeaStar Medical and LMAO entered into a definitive agreement for a business combination transaction whereby SeaStar Medical will become publicly listed on Nasdaq, subject to approval by stockholders of LMAO and other customary closing conditions.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1955.  These forward-looking statements include, without limitation, LMAO’s and SeaStar Medical’s expectations with respect to the proposed business combination between LMAO and SeaStar Medical, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the implied valuation of SeaStar Medical, the products offered by SeaStar Medical and the markets in which it operates, and SeaStar Medical’s projected future results. Words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to significant risks and uncertainties that could cause the actual results to differ materially from the expected results.

Most of these factors are outside LMAO’s and SeaStar Medical’s control and are difficult to predict. Factors that may cause actual future events to differ materially from the expected results, include, but are not limited to: (i) the risk that the business combination transaction between SeaStar Medical and LMAO may not be completed in a timely manner or at all, which may adversely affect the price of LMAO’s securities, (ii) the risk that the transaction may not be completed by LMAO’s business combination deadline, even if extended by its sponsor, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger (“Merger Agreement”) by the stockholders of LMAO and the satisfaction of the minimum trust account amount following redemptions by LMAO’s public stockholders, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (v) the receipt of an unsolicited offer from another party for an alternative transaction that could interfere with the business combination, (vi) the effect of the announcement or pendency of the transaction on SeaStar Medical’s business relationships, performance, and business generally, (vii) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of the post-combination company to grow and manage growth profitability and retain its key employees, (viii) costs related to the business combination, (ix) the outcome of any legal proceedings that may be instituted against SeaStar Medical or LMAO following the announcement of the proposed business combination, (x) the ability to maintain the listing of LMAO’s securities on the Nasdaq, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities, (xii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which SeaStar Medical operates, (xiii) the risk that SeaStar Medical and its current and future collaborators are unable to successfully develop and commercialize SeaStar Medical’s products or services, or experience significant delays in doing so, including failure to achieve approval of its products by applicable federal and state regulators, (xiv) the risk that SeaStar Medical may never achieve or sustain profitability; (xv) the risk that SeaStar Medical may need to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all; (xvi) the risk that third-parties suppliers and manufacturers are not able to fully and timely meet their obligations, (xvii) the risk of product liability or regulatory lawsuits or proceedings relating to SeaStar Medical’s products and services, (xviii) the risk that SeaStar Medical is unable to secure or protect its intellectual property, (xix) the risk that the post-combination company’s securities will not be approved for listing on Nasdaq or if approved, maintain the listing and (xx) other risks and uncertainties indicated from time to time in LMAO’s registration statement on Form S-4, as amended (File No. 333-264993), including those under the “Risk Factors” section therein and in LMAO’s other filings with the SEC. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SeaStar Medical and LMAO assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Important Information and Where to Find It

In connection with the business combination transaction, LMAO has filed an amended registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement relating to LMAO’s solicitation of proxies for the vote by LMAO’s stockholders with respect to the transaction, as well as the preliminary prospectus relating to the offer of the securities to be issued to SeaStar Medical’s stockholders in connection with the transaction. After the Registration Statement has been filed and declared effective, LMAO intends to mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the

SEC carefully and in their entirety when they become available because they will contain important information about LMAO, SeaStar Medical and the transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the U.S. Securities and Exchange Commission (the “SEC”) by LMAO through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: LMF Acquisition Opportunities, Inc., 1200 Platt Street, Suite 1000 Tampa, FL 33602.

Participants in Solicitation

LMAO and SeaStar Medical and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the business combination transaction. Information about the directors and executive officers of LMAO are set forth in LMAO’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the Registration Statement and will be contained in the other relevant materials to be filed with the SEC regarding the business combination transaction when they become available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Media Relations Contact:
Patty Caballero
Email: patty@pscconsulting.net
Tel: 862.216.7523

Investor Relations Contact:
David Waldman or Natalya Rudman
Crescendo Communications, LLC
Email: lmao@crescendo-ir.com
Tel: 212-671-1020

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